UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 15, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

ITEM 9. OTHER EVENTS

Music Licensing, Inc. (OTC: SONG) is in the process of changing Transfer Agents to Transfer Online, Inc. an SEC Registered Transfer Agent

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	May 15, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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